Filed pursuant to General Instruction II.L of Form F-10
File No. 333-137221

This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus dated September 15, 2006 to which it relates (the “Prospectus”), and each document incorporated by reference into the Prospectus and this Prospectus Supplement, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference into the Prospectus and this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated therein by reference may be obtained on request without charge from the Secretary of Pengrowth Corporation at 2900, 240 – 4th Avenue S.W., Calgary, Alberta T2P 4H4, telephone: 1-800-223-4122, or by accessing disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purposes of the Province of Québec, the Prospectus and this Prospectus Supplement contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of Pengrowth at the above-mentioned address and telephone number.

Prospectus Supplement
To the Short Form Base Shelf Prospectus dated September 15, 2006

New Issue	December 1, 2006
PENGROWTH ENERGY TRUST
$400,900,000
21,100,000 Trust Units

We are offering 21,100,000 trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) at a price of $19.00 per Trust Unit. The offering price for the Trust Units was determined by negotiation between the Trust and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Merrill Lynch Canada Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Raymond James Ltd., Sprott Securities Inc., Dundee Securities Corporation, FirstEnergy Capital Corp., Peters & Co. Limited and Tristone Capital Inc. (collectively, the “Underwriters”). We have also granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part for a period of 30 days from the Closing Date (as defined below), to purchase up to an additional 3,165,000 Trust Units at the price per Trust Unit set out above. See “Plan of Distribution”.

Investing in the Trust Units involves risks.  See “Risk Factors” beginning on page S-8 of this Prospectus Supplement and page 17 of the accompanying Prospectus.

Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these Trust Units nor passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offence.

The outstanding Trust Units are listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol “PGH” and on the Toronto Stock Exchange (“TSX”) under the symbol “PGF.UN”. On November 30, 2006, the last trading day prior to the pricing of this offering, the closing price of the Trust Units on the NYSE was US$17.04 per Trust Unit and the closing price of the Trust Units on the TSX was Cdn$19.39 per Trust Unit. The TSX has conditionally approved the listing of the Trust Units offered by this Prospectus Supplement. Listing will be subject to our fulfillment of all the listing requirements of the TSX on or before February 26, 2007.

We pay distributions on the 15th day of each month to Unitholders of record on the 10th business day preceding payment. Subscribers for Trust Units will be eligible to receive all distributions commencing January 15, 2007.

Further particulars concerning the attributes of the Trust Units are set out under “Description of Trust Units” in the accompanying Prospectus, which provides for the issuance from time to time of up to $2,000,000,000 of Trust Units and/or subscription receipts over a 25-month period. Certain proposed Canadian tax measures that, if enacted, would materially and adversely affect the taxation of the Trust and significantly affect the tax consequences of investing in the Trust Units are set out under “Recent Developments” in this Prospectus Supplement.

	Price to	Underwriters’	Net Proceeds
	the Public(1)	Fee(1)(2)	to the Trust(1)(3)

Per Trust Unit	$19.00	$0.95	$18.05
Total	$400,900,000	$20,045,000	$380,855,000

Notes:

(1)	Assuming no exercise of the Over-Allotment Option. In the event the Over-Allotment Option is exercised in full, the gross proceeds to the Trust will increase to $461,035,000, the Underwriters’ fee will increase to $23,051,750 and the net proceeds to the Trust from the offering will increase to $437,983,250 (before deducting the expenses of this offering).
(2)	The Underwriters’ fee represents 5% of the offering price of the Trust Units.
(3)	Before deducting the expenses of this offering estimated to be approximately $1,500,000.

(cover page continued)

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters by Bennett Jones LLP on our behalf and by Fraser Milner Casgrain LLP on behalf of the Underwriters. See “Plan of Distribution”.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and we reserve the right to close the subscription books at any time without notice. It is expected that the certificates representing the Trust Units offered by this Prospectus Supplement will be available for delivery at closing. The closing of this offering is anticipated to occur on or about December 8, 2006 or such other date as may be agreed upon by us and the Underwriters (the “Closing Date”), but in any event not later than December 29, 2006. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open markets. Such transactions, if commenced, may be discontinued at any time. We expect that delivery of the Trust Units will be made against payment therefor on or about December 8, 2006, which will be the fifth business day following the pricing of the Trust Units (such settlement date being referred to as “T+5”). Rule 15c6-1 under the United States Securities Exchange Act of 1934 requires that trades in the secondary market settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of Trust Units who wish to trade Trust Units on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Trust Units will initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Trust Units who wish to trade Trust Units on the date of pricing or the next two succeeding business days should consult their own advisor. See “Plan of Distribution”.

Each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and FirstEnergy Capital Corp. is a subsidiary or an affiliate of a Canadian chartered bank which is one of our lenders and to which we are currently indebted. Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. The net proceeds from this offering may be used to reduce our indebtedness to such banks. See “Relationship between the Trust and the Underwriters”, “Use of Proceeds” and “Consolidated Capitalization”.

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies or trusts. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our annual consolidated financial statements incorporated by reference in the Prospectus.

The SEC permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included herein and in the documents incorporated by reference herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.

You should be aware that the purchase, holding or disposition of the Trust Units may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should read the tax discussion in this Prospectus Supplement and in the Prospectus fully, and obtain independent tax advice as necessary.

S-ii

(cover page continued)

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are formed under the laws of the Province of Alberta, Canada, most of the officers and directors of the Corporation (as defined below) and most of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and virtually all of our assets are located outside the United States.

You should also be aware that on October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures which, if enacted, would materially and adversely change the manner in which Pengrowth is taxed and would also change the character of the distributions to you for Canadian federal income tax purposes (the “October 31 Proposals”). It is expected that the October 31 Proposals will apply to Pengrowth and its Unitholders commencing in 2011. See “Recent Developments — Proposed Changes to Tax Legislation Affecting Pengrowth and its Unitholders” and “Risk Factors — The October 31 Proposals, if enacted, are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units”.

The return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment made by a Unitholder is at risk, and the anticipated return on the Unitholder’s investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed.  Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: financial performance, debt obligations, working capital requirements, future capital requirements and the timing and application of the October 31 Proposals, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including our inability to meet our cash distribution targets in the future and the possibility that the October 31 Proposals could apply to Pengrowth and its Unitholders earlier than 2011, and that decline may be significant. You should also consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions you would receive. See “Risk Factors” in this Prospectus Supplement and in the Prospectus. This section also describes our assessment of those risk factors, as well as potential consequences to you if a risk should occur.

The after-tax return to Unitholders, for Canadian income tax purposes, from an investment in Trust Units can be made up of both a return on, and a return of, capital. That composition may change over time, thus affecting an investor’s after-tax return. Subject to the October 31 Proposals, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is a resident of Canada for purposes of the Tax Act and are subject to Canadian withholding tax in the hands of a Unitholder who is not a resident of Canada at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Pursuant to the October 31 Proposals, provided that the October 31 Proposals do not apply to Pengrowth and its Unitholders earlier, commencing in 2011 certain of our distributions which would otherwise have been taxed, or subject to Canadian withholding tax, as ordinary income to Unitholders will be characterized and taxed as dividends to such Unitholders in addition to being subject to tax at corporate rates at the Trust level and, in the case of a Unitholder who is not a resident of Canada, such deemed dividend will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Returns of capital are, and will be under the October 31 Proposals, generally tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder’s adjusted cost base in the Trust Units for purposes of the Tax Act). Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the October 31 Proposals, subject to a 15% Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances, including the effect of the October 31 Proposals on a prospective investment in Trust Units. See “Distributions” in the Prospectus.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, are not registered under any trust and loan company legislation as we do not carry on, or intend to carry on, the business of a trust company.

S-iii

Schedule A —	Schedules of Revenue, Royalties and Operating Expenses for the CP Assets for the years ended December 31, 2005 and 2004 and the report of the auditor thereon and the nine months ended September 30, 2006, together with the notes thereto

Schedule B —	Pengrowth Pro Forma Financial Statements after giving effect to the ConocoPhillips Acquisition, the strategic business combination with Esprit and this Offering

Schedule C —	Pengrowth Base Updated Reserves Information (Constant Pricing)

Schedule D —	ConocoPhillips Properties Reserves Information (Constant Pricing)

Schedule E —	Pengrowth Pro Forma Reserves Information (Constant Pricing)

Schedule F —	Pengrowth Base Updated Reserves Information (Strip Pricing)

Schedule G —	ConocoPhillips Properties Reserves Information (Strip Pricing)

Schedule H —	Pengrowth Pro Forma Reserves Information (Strip Pricing)

Schedule I —	Pricing Assumptions

DEFINITIONS, ABBREVIATIONS AND OTHER MATTERS

All dollar amounts in this Prospectus Supplement and in the Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to United States dollars.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement or in the Prospectus is determined using Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”. “U.S. GAAP” means generally accepted accounting principles in the United States. The financial statements incorporated by reference herein and attached hereto have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our comparative consolidated financial statements, Esprit Energy Trust’s (“Esprit”) comparative consolidated financial statements, and the pro forma consolidated financial statements after giving effect to the merger with Esprit (which are all incorporated by reference in the Prospectus) as well as the comparative financial statements relating to the CP Assets and the pro forma consolidated financial statements after giving effect to the ConocoPhillips Acquisition and the merger with Esprit (which are attached as Schedules to this Prospectus Supplement) may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the notes to the above financial statements or the respective reconciliation of the above financial statements to U.S. GAAP for a discussion of the principal differences between our financial results calculated under Canadian GAAP and under U.S. GAAP.

In this Prospectus Supplement and the Schedules hereto, the following terms shall have the following meanings:

“API” means American Petroleum Institute;

“bbl”, “bbls”, “mbbls” and “mmbbls” refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;

“bblpd” refers to barrels per day;

“boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively;

“boepd” refers to barrels of oil equivalent per day;

“ConocoPhillips Acquisition” has the meaning ascribed thereto under the heading “Recent Developments — ConocoPhillips Acquisition” in this Prospectus Supplement;

“Corporation” refers to Pengrowth Corporation, a corporation existing under the laws of the Province of Alberta;

“CP Assets” has the meaning ascribed thereto under the heading “Recent Developments — ConocoPhillips Acquisition” in this Prospectus Supplement;

“GLJ” refers to GLJ Petroleum Consultants Ltd., independent reserves evaluators;

“Gross” with respect to production and reserves refers to the total production and reserves attributable to a property before the deduction of royalties and, with respect to land and wells, refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;

“Mechanical Update” means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any forecast production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes;

“$MM” refers to millions of dollars;

“mmbtu” refers to a million british thermal units;

“mcf ”, “mmcf ” and “bcf ” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;

“mmcfpd” refers to millions of cubic feet per day;

“NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators;

“Net” refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;

“NGLs” refers to natural gas liquids;

“October 31 Proposals” has the meaning ascribed thereto on the cover page of this Prospectus Supplement;

“Pengrowth Interest” refers to Pengrowth’s working interest and royalty interest share of reserves before the deduction of royalties;

“Probable Reserves” refers to those additional reserves that are less likely to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves plus Probable Reserves;

“Proved Reserves” refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

“Reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate;

“royalty interest” refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;

“Sproule” or “SAL” refers to Sproule Associates Limited, independent reserves evaluators;

“Total Proved Plus Probable Reserves” refers to the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties;

“Tax Act” refers to the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended from time to time;

“Trust” refers to Pengrowth Energy Trust, an oil and gas royalty trust existing under the laws of the Province of Alberta;

“Trust Unit” refers to a trust unit of the Trust, but does not include the Class A trust units of the Trust;

“Unitholders” refers to the holders of Trust Units and, to the extent the context requires, the Class A trust units of the Trust;

“we”, “us”, “our” and “Pengrowth” refer to Pengrowth Energy Trust and Pengrowth Corporation on a consolidated basis as the context requires; and

“working interest” refers to the percentage of undivided interest held by Pengrowth in an oil and gas property.

References in this Prospectus Supplement and the Schedules hereto to boe, mboe and mmboe may be misleading, particularly if used in isolation. A conversion ratio of 6 mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Trust Units we are offering and adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference therein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Trust Units we are offering.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the Trust Units offered hereby. Other documents are also incorporated by reference or deemed to be incorporated by reference into the Prospectus. See “Documents Incorporated by Reference in the Prospectus” herein for a list of all documents incorporated by reference herein and in the Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Corporation at 2900, 240 – 4th Avenue S.W., Calgary, Alberta T2P 4H4 (telephone: 1-800-223-4122). For the purpose of the Province of Québec, the Prospectus and this Prospectus Supplement contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation at the above-mentioned address and telephone number. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents of the Trust filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into the Prospectus:

(a)	the annual information form of the Trust dated March 29, 2006 for the year ended December 31, 2005;

(b)	the Information Circular — Proxy Statement dated May 16, 2006 for the annual and special meeting of Unitholders held on June 23, 2006;

(c)	the revised Management’s Discussion and Analysis for the year ended December 31, 2005, which was filed on SEDAR on September 15, 2006;

(d)	the comparative consolidated annual financial statements for the year ended December 31, 2005, together with the notes thereto and the report of the auditors thereon;

(e)	Management’s Discussion and Analysis for the period ended September 30, 2006;

(f)	the comparative consolidated interim financial statements for the period ended September 30, 2006, together with the notes thereto;

(g)	the comparative consolidated interim financial statements of Esprit for the period ended September 30, 2006, together with the notes thereto, which were filed on SEDAR under the category “Other” on November 28, 2006;

(h)	the material change report dated August 2, 2006 (with respect to the merger with Esprit);

(i)	the material change report dated August 8, 2006 (with respect to the consolidation of the then outstanding Class A trust units and Class B trust units of the Trust);

(j)	the material change report dated September 8, 2006 (with respect to the merger with Esprit, including the consolidated pro forma financial statements of the Trust after giving effect to the merger with Esprit);

(k)	the material change report dated September 18, 2006 (with respect to the acquisition of certain assets in the Carson Creek area of Alberta (the “Carson Creek Acquisition”));

(l)	the material change report dated September 20, 2006 (with respect to the Carson Creek Acquisition), which amends and supplements the Prospectus;

(m)	the material change report dated October 6, 2006 (with respect to the closing of our September 28, 2006 offering of Trust Units);

(n)	the material change report dated November 8, 2006 (with respect to our offer to purchase all of our outstanding 6.5% convertible extendible unsecured subordinated debentures);

(o)	the business acquisition report dated October 31, 2006 (with respect to the merger with Esprit, including the consolidated pro forma financial statements of the Trust after giving effect to the merger with Esprit);

(p)	the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which was filed on SEDAR under the category “Other” on September 15, 2006;

(q)	the reconciliation of the financial statements of the Trust for the nine months ended September 30, 2006 and for the years ended December 31, 2005 and 2004 to U.S. GAAP, which was filed on SEDAR under the category “Other” on November 28, 2006;

(r)	the reconciliation of the financial statements of Esprit for the nine months ended September 30, 2006 to U.S. GAAP, which was filed on SEDAR under the category “Other” on November 28, 2006; and

(s)	the material change report dated November 29, 2006 (with respect to the ConocoPhillips Acquisition), which amends and supplements the Prospectus.

Any statement in the Prospectus or any document incorporated or deemed to be incorporated by reference therein, for the purposes of the offering of the Trust Units offered hereby, shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or the accompanying Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus Supplement or the accompanying Prospectus.

To the extent that any document or information incorporated by reference herein or into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into this Prospectus Supplement and the Prospectus information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the Underwriters are not, making an offer of these Trust Units in any jurisdiction where the offer is not permitted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information we previously filed with the SEC and with the securities commissions in each of the provinces of Canada and incorporated by reference in the accompanying Prospectus, is accurate as of its respective date only. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, constitute “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the United States Private Securities Litigation Reform Act of 1995, section 21E of the United States Securities Exchange Act of 1934, as amended, and section 27A of the United States Securities Act of 1933, as amended. These statements relate to future events or our future performance. All statements, other than statements of historical fact, are forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included, or incorporated by reference, in this Prospectus Supplement or the Prospectus.

In particular, this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein contain forward-looking statements pertaining to the following:

•	the use of proceeds from any offering made under this Prospectus Supplement and the Prospectus;

•	the size of our oil and natural gas reserves;

•	the performance characteristics of our oil and natural gas properties;

•	oil and natural gas production levels;

•	estimated future cash flow;

•	estimated future distributions;

•	capital expenditure programs and the method and timing of the financing thereof;

•	drilling plans and timing of drilling, recompletion and tie-in of wells;

•	projections of market prices and costs and the related sensitivities of distributions;

•	supply of, and demand for, oil and natural gas;

•	weighting of production between different commodities;

•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•	expected levels of royalty rates, operating costs, general and administrative costs, costs of services and other costs and expenses; and

•	treatment under governmental regulatory regimes and tax laws.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus Supplement, the Prospectus or the documents incorporated by reference therein:

•	actions by governmental or regulatory authorities, including changes in income tax laws or changes in tax laws (including the application of the October 31 Proposals to Pengrowth and its Unitholders — see “Recent Developments” in this Prospectus Supplement) and incentive programs relating to the oil and gas industry and royalty trusts;

•	volatility in market prices for oil and natural gas;

•	liabilities inherent in our oil and gas operations;

•	adverse regulatory rulings, orders and decisions;

•	uncertainties associated with estimating reserves;

•	competition for, among other things, capital, reserves, undeveloped lands, skilled personnel and access to services;

•	fluctuation in foreign exchange or interest rates;

•	incorrect assessments of the value of our acquisitions and exploration and development programs;

•	stock market volatility and market fluctuations;

•	geological, technical, drilling and processing problems and other difficulties in producing reserves; and

•	the other factors discussed under “Risk Factors” in this Prospectus Supplement and in the Prospectus (including the application of the October 31 Proposals to Pengrowth and its Unitholders) and under the heading “Business Risks” in our revised management’s discussion and analysis for the year ended December 31, 2005, as may be updated from time to time in our interim management’s discussion and analysis.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Prospectus Supplement, the Prospectus, including documents incorporated by reference therein, are made only as of the date of such document and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein are expressly qualified by this cautionary statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Trust Units, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about Pengrowth and the Trust Units, please refer to the registration statement.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.

CURRENCY EXCHANGE RATES

The financial statements included or incorporated by reference in this Prospectus Supplement and the Prospectus are in Canadian dollars, unless otherwise indicated. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Federal Reserve Bank of New York. These rates are set forth as United States dollars per Cdn$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On November 30, 2006, the noon exchange rate was Cdn$1.00 equals US$0.8762.

	Nine Months Ended		Year Ended
	September 30 ($)		December 31 ($)
	2006	2005	2005	2004

High	0.9100	0.8615	0.8690	0.8493
Low	0.8528	0.7872	0.7872	0.7158
Average	0.8831	0.8171	0.8254	0.7682
Period Ended	0.8966	0.8613	0.8579	0.8310

RISK FACTORS

An investment in the Trust Units is subject to various risks including those risks inherent to the industries in which we operate. If any of these risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment.

Before deciding whether to invest in any Trust Units, investors should consider carefully the risks set out below and in the Prospectus under the heading “Risk Factors” and in any documents incorporated by reference therein.

The October 31 Proposals, if enacted, are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units.

It is expected that the October 31 Proposals, if enacted in their currently proposed form, will subject Pengrowth to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to our Unitholders. Based on the proposed Canadian federal income tax rates and tax rate on account of provincial taxes, Pengrowth estimates that the enactment of the October 31 Proposals will, commencing on January 1, 2011, reduce the amount of cash available to Pengrowth to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by Pengrowth. A reduction in the value of the Trust Units would be expected to increase the cost to Pengrowth of raising capital in the public capital markets. In addition, the October 31 Proposals are expected to substantially eliminate the competitive advantage Pengrowth currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing Pengrowth at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which will continue not to be subject to entity-level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for Pengrowth to compete effectively for acquisition opportunities in the future. There can be no assurance that Pengrowth will be able to reorganize its legal and tax structure to reduce the expected impact of the October 31 Proposals.

In addition, there can be no assurance that Pengrowth will be able to maintain its grandfathered status under the October 31 Proposals until 2011. If the Trust is deemed to have undergone “undue expansion” during the transitional period from October 31, 2006 to December 31, 2010, the October 31 Proposals would become effective on a date earlier than January 1, 2011. There can be no assurance that the ConocoPhillips Acquisition will not constitute undue expansion of Pengrowth. Pengrowth has received, from the Department of Finance (Canada), a comfort letter to the effect that, subject to certain qualifications, the ConocoPhillips Acquisition would not be treated as undue expansion under the October 31 Proposals. However, such comfort letter is subject to certain qualifications and the contents thereof are not binding. Any undue expansion of Pengrowth, whether as a result of the ConocoPhillips Acquisition or otherwise, may result in the loss of grandfathered status. In any such event, the adverse effects of the October 31 Proposals would be accelerated and would materially and adversely affect Pengrowth and its Unitholders earlier than anticipated. In addition, loss of grandfathered status could have a material and adverse effect on the value of the Trust Units. See “Recent Developments — Proposed Changes to Canadian Tax Legislation Affecting Pengrowth and its Unitholders.”

No assurance can be given as to the final provisions of any legislation that may be enacted to implement the October 31 Proposals. The terms of such provisions may differ from those of the October 31 Proposals described herein, possibly in ways that would be materially adverse to Pengrowth and the Unitholders.

Pengrowth may not be able to achieve the anticipated benefits of the ConocoPhillips Acquisition, and the integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships.

Achieving the benefits of the ConocoPhillips Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pengrowth to realize the anticipated growth opportunities and synergies from acquiring the CP Assets and to achieve certain assumed commodity prices. The integration of the CP Assets requires the dedication of substantial management time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pengrowth’s ability to achieve the anticipated benefits of the ConocoPhillips Acquisition.

If the ConocoPhillips Acquisition is not consummated, the Trust may not be able to find alternative uses of the proceeds of this offering that will enable it to sustain distributions at anticipated levels.

This offering is not conditioned upon the consummation of the ConocoPhillips Acquisition and will close prior to the consummation of that transaction. The consummation of the ConocoPhillips Acquisition is subject to a number of conditions. The Trust believes that these conditions are achievable and that it is likely that the ConocoPhillips Acquisition will be consummated. However, if the ConocoPhillips Acquisition is not consummated, the Trust will have issued additional Trust Units without an identified use of proceeds to generate incremental cash flow for distributions on such Trust Units. No assurance can be given that, if the ConocoPhillips Acquisition is not consummated, the Trust will be able to identify uses of proceeds sufficient to sustain distributions on the Trust Units at anticipated levels.

The ConocoPhillips Acquisition will materially increase our indebtedness, which may adversely affect our distributions.

To complete the ConocoPhillips Acquisition, in addition to utilizing the net proceeds of this offering, we will borrow approximately $658 million pursuant to a bridge credit facility that is available to us until the date that is 12 months from the closing of the ConocoPhillips Acquisition (the “Bridge Credit Facility”), resulting in a material increase to Pengrowth’s indebtedness. See “Consolidated Capitalization”. A portion of our cash flow from operations will be dedicated to the payment of interest on our indebtedness, including the Bridge Credit Facility and our other indebtedness, thereby reducing funds available for distribution. At maturity, Pengrowth must repay or refinance its indebtedness. Our ability to make scheduled payments of principal and interest on, or to refinance, our indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions, oil, natural gas and NGLs pricing, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond our control. Variations in exchange rates, interests and scheduled principal repayments could result in significant changes in the amount we are required to apply to service our debt, which may have a material adverse effect on our ability to pay distributions. Certain covenants in the agreements with our lenders may also limit the amount of the royalty paid by the Corporation to the Trust and the distributions paid by us to our Unitholders. If we become unable to pay our debt service charges or an event of default otherwise occurs, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly, to the repayment of our lenders and other creditors and only the remainder, if any, will be payable to the Trust by the Corporation.

RECENT DEVELOPMENTS

Proposed Changes to Canadian Tax Legislation Affecting Pengrowth and its Unitholders

On October 31, 2006, the Minister of Finance (Canada) announced the October 31 Proposals which, if enacted, would modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders. The October 31 Proposals will apply to a “specified investment flow-through” (“SIFT”) trust and will apply a tax at the trust level on distributions of certain income from such SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. Such distributions will be treated as dividends to the trust unitholders.

The October 31 Proposals characterize a trust as a SIFT trust if the trust meets the following criteria: (i) the trust is resident in Canada; (ii) the units of the trust are listed on a stock exchange; and (iii) the trust holds one or more “non-portfolio properties”.

Non-portfolio property of a trust includes certain Canadian resource property (which includes property, the value of which is derived principally from Canadian resource property) and investments in certain “subject entities”. An investment by a trust in a subject entity will be a non-portfolio property if the investment meets either (or both) of the following tests:

•	The trust holds securities of the entity that have a total fair market value that is greater than 10% of the entity’s “equity value”. For this purpose an entity’s equity value is the fair market value of all of the issued and outstanding shares or interests in the entity.

•	The trust holds securities of the entity that, together with all of the securities that the trust holds of entities affiliated with the entity, have a total fair market value that is greater than 50% of the equity value of the trust itself.

Assuming that the detailed legislation relating to the October 31 Proposals is released and enacted in accordance with the October 31 Proposals, the implementation of such proposals would be expected to result in material and adverse tax consequences to Pengrowth and its Unitholders (most particularly investors that are tax exempt or non-residents of Canada). Such tax consequences would be materially different than the consequences described in the Prospectus under the heading “Certain Canadian Income Tax Considerations” and would be expected to materially and adversely affect cash distributions from Pengrowth. In simplified terms, the principal Canadian federal income tax considerations arising from the October 31 Proposals are as follows:

•	Status of Pengrowth — It is expected that Pengrowth will be characterized as a SIFT trust and as a result would be subject to the October 31 Proposals. The October 31 Proposals are to apply commencing January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”, it is expected that Pengrowth will not be subject to the October 31 Proposals until January 1, 2011.

•	Taxation of Pengrowth — Under the existing provisions of the Tax Act, Pengrowth can generally deduct in computing its income for a taxation year any amount of the income that it distributes to Unitholders in the year and, on that basis, Pengrowth is generally not liable for any material amount of tax.

Pursuant to the October 31 Proposals, commencing January 1, 2011 (subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”), Pengrowth will not be able to deduct certain of its distributed income (referred to herein as “specified income”). Pengrowth will become subject to a distribution tax on such specified income at a special rate estimated to be 31.5%, being a rate of tax equivalent to the general federal corporate income tax rate of 18.5% (such rate may be greater if Pengrowth does not meet the qualification regarding “undue expansion” and thus does not qualify for the full four year grandfathering period prior to 2011) and an additional income tax of 13% on account of provincial taxes. The October 31 Proposals characterize specified income to include: (i) income (other than dividends that Pengrowth could, if it were a corporation, deduct under the Tax Act) from Pengrowth’s non-portfolio properties; and (ii) taxable capital gains from Pengrowth’s dispositions of non-portfolio properties.

Pursuant to the October 31 Proposals, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital.

•	Taxation of Unitholders Resident in Canada — Under the existing provisions of the Tax Act, a Unitholder that is a resident of Canada for purposes of the Tax Act is generally required to include in computing income for a particular taxation year that portion of the net income of Pengrowth that is paid or payable to the Unitholder in that taxation year and such income to the Unitholder will generally be considered to be ordinary income from property.

Pursuant to the October 31 Proposals, amounts in respect of Pengrowth’s income payable to Unitholders that is not deductible by Pengrowth will be treated as a taxable dividend from a taxable Canadian corporation. Dividends received or deemed to be received by an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the proposed enhanced gross-up and dividend tax credit rules under the Tax Act (and proposed amendments thereto) normally applicable to dividends received from taxable Canadian corporations. Dividends received or deemed to be received by a holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing taxable income. Unitholders that are trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (referred to herein as “Exempt Plans”) will generally continue not to be liable for tax in respect of any distributions received from Pengrowth. Although the October 31 Proposals will not increase the tax payable by Exempt Plans in respect of dividends deemed to be received from Pengrowth, it is expected that the imposition of tax at the Pengrowth level under the October 31 Proposals will materially reduce the amount of cash available for distributions to Unitholders.

Returns of capital are, and will be under the October 31 Proposals, generally tax deferred for Unitholders who are resident in Canada for purposes of the Tax Act and will reduce such Unitholder’s adjusted cost base in the Trust Units for purposes of the Tax Act.

•	Taxation of Unitholders who are Non-Residents of Canada (“Non-Resident Unitholders”) — Under the existing provisions of the Tax Act, any distribution of income by Pengrowth to a Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-United States Tax Convention, 1980 (the “Canada-US Convention”), will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

Pursuant to the October 31 Proposals, amounts in respect of Pengrowth’s income payable to Non-Resident Unitholders that are not deductible to Pengrowth will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence. A Non-Resident Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the October 31 Proposals may not increase the tax payable by Non-Resident Unitholders in respect of dividends deemed to be paid by Pengrowth, it is expected that the imposition of tax at the Pengrowth level under the October 31 Proposals will materially reduce the amount of cash available for distributions to Unitholders.

Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the October 31 Proposals, subject to a 15% Canadian withholding tax.

Subject to certain limitations set forth in the United States Internal Revenue Code of 1986, as amended, United States holders (as such term is defined in the Prospectus) may elect to claim a foreign tax credit against their United States federal income tax liability for net Canadian income tax withheld from distributions received in respect of Trust Units that is not refundable to the United States holder and for any Canadian income taxes paid by us. The October 31 Proposals will apply a tax at the trust level on distributions of certain income from a SIFT trust. It is unclear whether this tax will constitute an income tax or a tax imposed “in lieu” thereof for purposes of the foreign tax credit rules; if it does not constitute such a tax it will not be creditable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For taxable years beginning after December 31, 2006, the portion of our distributions with respect to Trust Units that represents income for United States federal income tax purposes will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. If the tax at the trust level on distributions of certain income from a SIFT trust constitutes a creditable tax, the portion of such distributions that represents income for United States federal income tax purposes likely would be “general category income” for purposes of computing the foreign tax credit allowable to a United States holder. The rules and limitations relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. United States persons that do not elect to claim foreign tax credits may instead claim a deduction for their share of Canadian income taxes paid by us or withheld from distributions by us. This Prospectus Supplement and the accompanying Prospectus may not describe the United States tax consequences of the purchase, holding or disposition of the Trust Units fully. You should read the tax discussion in this Prospectus Supplement and in the Prospectus fully, and obtain independent tax advice as necessary.

The October 31 Proposals permit “normal growth” for SIFT trusts throughout the transitional period between October 31, 2006 and December 31, 2010. However, “undue expansion” of a SIFT trust could cause the transitional relief to be revisited, and the October 31 Proposals could be effective at a date earlier than January 1, 2011.

On November 6, 2006, Pengrowth requested a “comfort letter” from the Department of Finance (Canada) seeking clarification on whether the ConocoPhillips Acquisition would constitute an “undue expansion” of Pengrowth and thus potentially reduce the four year grandfathering period with respect to the application of the October 31 Proposals. On November 10, 2006, Pengrowth received a response from the Department of Finance (Canada) (the “comfort letter”) that stated, subject to certain reasonable and customary qualifications, that based upon the advanced state of the ConocoPhillips Acquisition as at October 31, 2006, including the payment by Pengrowth of an “exclusivity fee”, the ConocoPhillips Acquisition would not be considered outside the scope of normal growth and thus the October 31 Proposals would not apply to Pengrowth and its Unitholders earlier than 2011 solely as a result of the ConocoPhillips

Acquisition and related financing transactions. It should be noted that the comfort letter is subject to Pengrowth being able to finance the ConocoPhillips Acquisition in substantially the manner described in “Recent Developments — ConocoPhillips Acquisition”. The comfort letter also states that the recommendations in the letter are not binding on the Minister of Finance (Canada) or Parliament. Pengrowth, in consultation with its counsel, is of the view that it is reasonable to rely on the comfort letter in concluding that under the October 31 Proposals, the ConocoPhillips Acquisition (including the proposed manner in which such acquisition will be financed) will not be undue expansion of Pengrowth. However, no assurance can be given in this regard.

In addition, the October 31 Proposals state that such proposals may be modified at any time with immediate effect to counter any structures which frustrate the policy objectives of the October 31 Proposals.

If enacted, the October 31 Proposals will likely have a material and adverse impact on Pengrowth and its Unitholders. If the issuance of Trust Units pursuant to this offering to finance the ConocoPhillips Acquisition constitutes an undue expansion of Pengrowth, resulting in the October 31 Proposals being applicable prior to 2011, Pengrowth, its Unitholders and the value of the Trust Units will be further adversely and materially affected. In the absence of legislation implementing the October 31 Proposals, the implications of the October 31 Proposals are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Pengrowth and its Unitholders. Prospective Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances including the impact of the October 31 Proposals on Pengrowth and Unitholders. See “Risk Factors — The October 31 Proposals, if enacted, are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units.”

ConocoPhillips Acquisition

Background

Pengrowth advanced a non-binding expression of interest dated September 26, 2006 for the CP Assets offered by Tristone Capital Inc. through a selective auction process. Negotiations ensued between Burlington Resources Canada Ltd. (“Burlington”) and Pengrowth on the terms of a share purchase and sale agreement to be entered into among the Corporation, 1275708 Alberta Ltd. (“Pengrowth Subsidiary”), a wholly owned subsidiary of the Corporation, and Burlington relating to the CP Assets (the “Share Purchase Agreement”). Pending receipt of financial information concerning the CP Assets as required by applicable Canadian securities laws and the resolution of outstanding issues under the Share Purchase Agreement, Pengrowth and Burlington entered into an exclusivity agreement on October 27, 2006 (the “Exclusivity Agreement”) whereby Pengrowth paid an exclusivity fee of $30 million to Burlington in order to negotiate exclusively with Burlington. The Exclusivity Agreement was extended several times following the announcement of the October 31 Proposals in order to permit the parties to negotiate appropriate terms to the Share Purchase Agreement. The final Share Purchase Agreement was agreed to and executed on November 28, 2006, at which time Pengrowth paid a deposit of $73.75 million to Burlington, which, together with the exclusivity fee, will be applied against payment of the purchase price at closing of the ConocoPhillips Acquisition.

The Share Purchase Agreement contemplates that Pengrowth Subsidiary will purchase all of the shares of 1265702 Alberta ULC, 1265704 Alberta ULC, 1265706 Alberta ULC and 1265707 Alberta ULC (collectively, the “CP Subsidiaries”) from Burlington for a purchase price of $1.0375 billion (the “ConocoPhillips Acquisition”), subject to adjustment in respect of working capital, net revenue from the adjustment date of November 1, 2006 to the closing date, and interest on the purchase price from November 1, 2006 to the closing date. Closing of the acquisition is anticipated to occur on January 18, 2007. Upon closing, Pengrowth will assume various liabilities including abandonment liability for the CP Assets, the present value of which is estimated to be $95 million, assuming a discount rate of 8%. These liabilities were considered by Pengrowth in the negotiation of the purchase price.

Summary of CP Assets

The CP Assets include oil and natural gas producing properties in the Lethbridge, Southeast Alberta, Fenn Big Valley, Harmattan, West Central Alberta and Red Earth areas of Alberta and the Freefight area of Saskatchewan encompassing approximately 520,000 gross acres (343,000 net) of developed lands. When completed, the ConocoPhillips Acquisition will increase our total proved reserves by 51.4 mmboe and total proved plus probable reserves by approximately 65.8 mmboe (on a company interest before royalties basis using constant pricing) and before the divestiture of properties pursuant to our asset rationalization program. When acquired by the Pengrowth Subsidiary, the CP Subsidiaries will own and control Canadian oil and natural gas properties and undeveloped land which currently produce approximately 21,625 boepd, (before royalties), comprised of 42% crude oil, 52% natural gas and 6% NGLs (the

“CP Assets”). When completed, the ConocoPhillips Acquisition is expected to increase Pengrowth’s overall current production by approximately 27% to approximately 100,000 boepd (before royalties and before the expected divestiture of certain properties pursuant to Pengrowth’s asset rationalization program. See “Recent Developments — Asset Rationalization Program”). The following is a summary description of the CP Assets:

Lethbridge

•	current production of 9.8 mmcfpd of gas

•	high working interest operated production (87% average working interest)

•	multi-zone shallow gas with large land position (180,000 net acres)

•	development and down spacing opportunities

Southeast Alberta

•	current production of 4,302 bpd of heavy to medium oil, 19.2 mmcfpd of gas and 26 bpd of NGLs

•	large pool infill drilling optimization potential for Glauconitic and Sunburst oil

•	infill drilling potential for shallow gas

•	lifting costs of $10.79 per boe and 161,000 acres of net land

•	47% average working interest

Fenn Big Valley

•	current production of 2,639 boepd (primarily light Nisku oil)

•	stacked multi-zone area: Leduc, Nisku, Mannville, Viking, Belly River and Edmonton

•	opportunities to exploit Nisku and Leduc as well as Edmonton and Mannville CBM

•	67% average working interest

Harmattan

•	current production of 4,668 boepd, 62% natural gas (primarily from the Elkton)

•	includes non-operated interest in two units (Harmattan Elkton Unit No. 1 and East Unit No. 2)

•	low risk drilling opportunity

•	41% average working interest

West Central Alberta

•	current production of 1,599 boepd of mostly 41 degree API oil

•	operator of two high working interest Swan Hill oil units (Deer Mountain and Goose River)

•	Montney gas production at Ante Creek

•	infill step out drilling stimulation and evaluation opportunity

•	70% average working interest

Red Earth

•	current production of 3,141 boepd comprised of 2,930 bpd of oil and NGLs, 1.26 mmcfpd of gas

•	oil production is primarily from the Keg River (light sweet crude)

•	Blue Sky natural gas production at Talbot Lake

•	drilling and optimization opportunities

•	68% average working interest

Freefight

•	current production of 14.2 mmcfpd of gas

•	Milk River and Second White Specks development opportunities

•	high working interest operated production (98% average working interest)

•	opportunities for down spacing and step out drilling

Pengrowth anticipates additional exploration and development opportunities on the diverse portfolio of oil and gas properties comprising the CP Assets, including infill development locations, additional coal bed methane opportunities, and the development of approximately 300,000 net acres of undeveloped lands.

Description of Share Purchase Agreement

Conditions  Under the Share Purchase Agreement, it is a mutual condition precedent that all required governmental approvals (including approvals pursuant to the Competition Act (Canada) and the Investment Canada Act (Canada)) be obtained except where such approval shall have been waived in writing by the applicable government authority or otherwise lapsed. The conditions precedent to the obligation of Pengrowth Subsidiary to purchase the shares of the CP Subsidiaries are that: (i) Burlington shall have performed or complied with all of its covenants in all material respects, and its representations and warranties shall be true and correct in all material respects; and (ii) no suit, action or other proceeding shall at closing be pending against Burlington or Pengrowth Subsidiary before any court or governmental authority seeking to restrain, prohibit, obtain damages or other relief in connection with consummation of the purchase and sale of the CP Subsidiaries which would materially and adversely affect the value of the shares of the CP Subsidiaries, taken as a whole.

The Share Purchase Agreement also contains conditions precedent for the benefit of Burlington which provide that: (i) in all material respects, Pengrowth Subsidiary shall have performed or complied with all of its covenants; (ii) the representations and warranties of Pengrowth Subsidiary shall be true and correct in all material respects; (iii) Pengrowth Subsidiary shall have tendered or cause to be tendered to Burlington the purchase price for the shares of the CP Subsidiaries less the deposit; and (iv) no suit, action or other proceedings shall at closing be pending against Burlington or Pengrowth Subsidiary before any court or governmental authority seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the purchase and sale of the shares of the CP Subsidiaries which would have a material adverse effect on the value of the shares of the CP Subsidiaries.

Representations  The Share Purchase Agreement contains customary representations by Burlington regarding Burlington, the CP Subsidiaries and the CP Assets. The representations and warranties of Burlington under the Share Purchase Agreement shall survive the closing of the purchase of the shares of the CP Subsidiaries by Pengrowth Subsidiary for a period of 12 months from the Closing Date, subject to provincial limitations legislation.

Indemnification  The Share Purchase Agreement also contains customary indemnities by Burlington and Pengrowth Subsidiary in favour of the other party. Under the Share Purchase Agreement, Burlington is required to indemnify Pengrowth Subsidiary from all losses resulting from breaches of the representations or warranties made by Burlington or breaches of covenants or agreements made by Burlington in the Share Purchase Agreement and for all losses incurred as a direct result of third party claims relating to the CP Assets that arise from or are related to acts, omissions, events or circumstances occurring before November 1, 2006 except for claims or losses that are for the account of Pengrowth Subsidiary pursuant to the agreement.

The Share Purchase Agreement also requires Pengrowth Subsidiary to indemnify Burlington from and against any and all losses resulting from: (i) breaches of the representations or warranties made by Pengrowth Subsidiary or breaches of covenants or agreements made by Pengrowth Subsidiary in the Share Purchase Agreements; (ii) all claims, losses and liabilities relating to the CP Assets arising from or related to acts, omissions, events or circumstances occurring after November 1, 2006 (other than claims for the payment of cost that are included in the working capital adjustment contemplated by the Share Purchase Agreement); and (iii) all environmental liabilities whether occurring before, on or after November 1, 2006 that arise from or relate to acts, omissions, events or circumstances, occurring before, on or after November 1, 2006.

Under the Share Purchase Agreement, written notice of a claim to an indemnity must be provided within 12 months of the closing date subject to provincial limitations legislation. Also under the Share Purchase Agreement, Burlington’s total liability for breaches of representations, warranties, covenants and indemnities shall not exceed the base purchase price of $1.0375 billion, and Burlington shall only be liable for breaches of representations, warranties, covenants and indemnities if the aggregate of the losses of Pengrowth Subsidiary in respect of all such breaches exceeds $50 million and in that event Burlington shall be liable for the full amount of all of the losses of Pengrowth Subsidiary in respect of all such breaches. Pengrowth Subsidiary shall only be liable for breaches of the representations and warranties in the Share Purchase Agreement if the aggregate of the losses incurred by Burlington in respect of all such breaches exceeds $5 million and in that event Pengrowth Subsidiary shall be liable for the full amount of all of the losses of Burlington in respect of all such breaches.

Financial Statements

The schedules of revenue, royalties and operating expenses and notes thereto relating to the CP Assets for the years ended December 31, 2005 and 2004, together with the report of the auditors thereon, and the unaudited schedule of revenue, royalties and operating expenditures for the nine months ended September 30, 2006 are attached as Schedule “A” to this Prospectus Supplement.

The unaudited pro forma consolidated financial statements of Pengrowth after giving effect to the ConocoPhillips Acquisition, the strategic business combination with Esprit and this offering, including a pro forma balance sheet as at September 30, 2006, a pro forma consolidated statement of income for the nine months ended September 30, 2006 and a pro forma consolidated statement of income for the year ended December 31, 2005 (including a reconciliation of such statements to United States generally accepted accounting principles), are attached as Schedule “B” to this Prospectus Supplement.

Pro Forma Description of Pengrowth Following the ConocoPhillips Acquisition

Negotiations were undertaken by us with ConocoPhillips with a view to acquiring a combination of high quality oil and natural gas properties that would enhance Pengrowth’s interests in our core properties and would provide potential for both oil and natural gas exploration and development along with significant additions to our undeveloped acreage position.

We have developed core competencies in the pursuit of enhanced oil recovery projects, shallow gas drilling, coal bed methane projects and the pursuit of value additions through field and facility optimization. We expect that the transaction will add significant value to Unitholders and will provide a broad portfolio of new opportunities.

Upon completion of the ConocoPhillips Acquisition, the following financial and operational benefits are anticipated to accrue to Unitholders:

•	our overall current production would increase on a pro forma basis by 27% to approximately 100,000 boepd and our overall Total Proved Plus Probable Reserves would increase on a pro forma basis to approximately 359 mmboe (on a company interest before royalty basis using constant pricing) and before the divestiture of properties pursuant to the asset rationalization program;

•	company production weighted 50% to natural gas and 50% to crude oil and liquids and a reserve life index of approximately 9.8 years on a proved plus probable basis (all using constant prices and costs);

•	a large and diversified quality asset base with many interests held in Canada’s larger oil and natural gas pools;

•	growth and development opportunities on approximately 375,000 net acres of undeveloped land; and

•	creation of a stronger platform to capitalize on future growth opportunities through significant acquisitions in North America and other areas in the world.

Reserves Information

The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the ConocoPhillips Acquisition and Pengrowth on a pro forma combined basis, as at and for the periods indicated in the notes thereto, after giving effect to the ConocoPhillips Acquisition, based on constant price assumptions. The following information does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program. See “Recent Developments — Asset Rationalization Program”.

	Pengrowth		ConocoPhillips	Pengrowth
	Updated(1)		Acquisition(2)	Pro Forma(3)

Proved Reserves
Crude oil and NGLs (mbbls)	118,765		23,683	142,448
Natural gas (bcf)	623		164	788
Total (mboe)(4)	222,623		51,086	273,709
Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	156,234		31,162	187,396
Natural gas (bcf)	824		206	1,029
Total (mboe)(4)	293,497		65,449	358,946
Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($MM)	3,344		682	4,026
Total Proved Plus Probable Reserves ($MM)	4,142		820	4,962
Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($MM)	4,173		822	4,995
Total Proved Plus Probable Reserves ($MM)	5,330		1,018	6,348
Undeveloped Land Holdings
(net acres)	683,000	(5)	377,150	1,060,150
Oil and Natural Gas Wells (net wells)
Producing oil wells	812		396	1,208
Producing natural gas wells	1,587		1,745	3,332
Average Daily Production
(three months ended September 30, 2006)
Crude oil and NGLs (bblpd)	39,981		10,940	50,921
Natural gas (mmcfpd)	244		71	315
Total (boepd)(4)	80,706		22,773	103,480

Notes:

(1)	The updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective December 31, 2005, with a Mechanical Update up to November 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited in March of 2006, the acquisition of properties in Alberta from ExxonMobil Canada on September 28, 2006 and the acquisition of properties pursuant to the strategic business combination with Esprit (other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc.) on October 2, 2006, all of the foregoing effective no earlier than January 1, 2006 with a Mechanical Update up to November 1, 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ dated November 27, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon Sproule engineering reports effective March 31, 2006 and May 31, 2006, with a Mechanical Update up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule dated November 28, 2006. More comprehensive reserves information is provided in Schedule “C” attached hereto.

Mechanical Update means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any forecast production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes.

(2)	The reserve volumes and net present values of future net revenue for the CP Assets are: (i) effective July 1, 2006 with a Mechanical Update up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ dated November 27, 2006. More comprehensive reserves information is provided in Schedule “D” attached hereto.

(3)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the Pengrowth Updated and ConocoPhillips Acquisition reports referred to above. More comprehensive reserves information is provided in Schedule “E” attached hereto.

(4)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(5)	Subject to a farm-out with Apache Canada Limited. The total farm-out affects approximately 21,090 developed and undeveloped acres of which less than 40% are undeveloped.

The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the ConocoPhillips Acquisition and Pengrowth on a pro forma combined basis, as at and for the periods indicated in the notes hereto, after giving effect to the ConocoPhillips Acquisition, based on strip forecast price assumptions. The strip price forecast has been estimated by GLJ using as a basis the NYMEX futures strip for light sweet crude oil and natural gas for the indicated date. The light sweet crude oil contracts require delivery at Cushing, Oklahoma and the natural gas contracts require delivery to Henry Hub in Louisiana. GLJ uses historically derived differentials to estimate the price at the various points, for the different product types and for the different crude qualities. These prices are applied to the various products to calculate the revenue. The following information does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program. See “Recent Developments — Asset Rationalization Program”.

	Pengrowth		ConocoPhillips	Pengrowth
	Updated(1)		Acquisition(2)	Pro Forma(3)

Proved Reserves
Crude oil and NGLs (mbbls)	119,624		24,527	144,151
Natural gas (bcf)	623		162	784
Total (mboe)(4)	223,386		51,449	274,835
Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	157,064		32,132	189,196
Natural gas (bcf)	823		202	1,025
Total (mboe)(4)	294,197		65,770	359,967
Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($MM)	3,905		826	4,731
Total Proved Plus Probable Reserves ($MM)	4,848		995	5,843
Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($MM)	4,894		989	5,882
Total Proved Plus Probable Reserves ($MM)	6,296		1,231	7,527
Undeveloped Land Holdings
(net acres)	683,000	(5)	377,150	1,060,150
Oil and Natural Gas Wells (net wells)
Producing oil wells	812		396	1,208
Producing natural gas wells	1,587		1,745	3,332
Average Daily Production
(three months ended September 30, 2006)
Crude oil and NGLs (bblpd)	39,981		10,940	50,921
Natural gas (mmcfpd)	244		71	315
Total (boepd)(4)	80,706		22,773	103,480

Notes:

(1)	The updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective December 31, 2005, with a Mechanical Update up to November 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited in March of 2006, the acquisition of properties in Alberta from ExxonMobil Canada on September 28, 2006 and the acquisition of properties pursuant to the strategic business combination with Esprit (other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc.) on October 2, 2006, all of the foregoing effective no earlier than January 1, 2006 with a Mechanical Update up to November 1, 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ dated November 27, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon Sproule engineering reports effective March 31, 2006 and May 31, 2006, with a Mechanical Update up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule dated November 28, 2006. More comprehensive reserves information is provided in Schedule “F” attached hereto.

Mechanical Update means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any forecast production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes.

(2)	The reserve volumes and net present values of future net revenue for the CP Assets are: (i) effective July 1, 2006 with a Mechanical Update up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ dated November 27, 2006. More comprehensive reserves information is provided in Schedule “G” attached hereto.

(3)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the above referred to Pengrowth Updated and ConocoPhillips Acquisition reports. More comprehensive reserves information is provided in Schedule “H” attached hereto.

(4)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(5)	Subject to a farm-out with Apache Canada Limited. The total farm-out affects approximately 21,090 developed and undeveloped acres of which less than 40% are undeveloped.

More comprehensive reserves information prepared using constant pricing and relating to: (i) Pengrowth prior to the ConocoPhillips Acquisition; (ii) the ConocoPhillips Acquisition; and (iii) Pengrowth on a pro forma basis after giving effect to the ConocoPhillips Acquisition, are attached as Schedules “C”, “D” and “E” hereto, respectively. More comprehensive reserves information prepared using strip pricing and relating to: (i) Pengrowth prior to the ConocoPhillips Acquisition; (ii) the ConocoPhillips Acquisition; and (iii) Pengrowth on a pro forma basis after giving effect to the ConocoPhillips Acquisition, are attached as Schedules “F”, “G” and “H” hereto, respectively. The information in Schedules “C” through “H” does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program. See “Recent Developments — Asset Rationalization Program”).

Pricing assumptions relied upon in preparing the foregoing tables and the information contained in Schedules “C” through “H” are provided in Schedule “I” hereto.

Selected Production Information

	2004(1)	2005(1)	2006(2)

Oil (mbbls)	4,102	3,653	3,392
NGLs (mbbls)	616	527	534
Natural Gas (mmcf)	27,291	27,206	25,711

Notes

(1)	Actual production.

(2)	Actual production from January to June and forecast production from July to December.

We may not be able to achieve the anticipated benefits of the ConocoPhillips Acquisition, and the integration process may result in the loss of key employees and the disruption of ongoing business customer and employee relationships. See “Risk Factors” in this Prospectus Supplement.

Asset Rationalization Program

Pengrowth intends to pursue a comprehensive asset rationalization program with respect to its entire portfolio of oil and natural gas properties. Pengrowth intends to dispose of assets producing approximately 3,400 boepd from its existing portfolio of properties, and to dispose of assets producing approximately 4,300 boepd from the CP Assets. The assets marked for disposition are located in non-core areas. The proceeds of these dispositions, if any, will be used to reduce Pengrowth’s indebtedness under the Bridge Credit Facility. To the extent such proceeds are received before the intended closing date of January 18, 2007, such proceeds will be invested or used for general corporate or trust purposes. There can be no assurance that Pengrowth will be successful in completing the disposition of any assets or the extent of the proceeds, if any, to be raised by Pengrowth.

Bridge Credit Facility

On November 28, 2006 Pengrowth entered into a commitment letter agreement with a Canadian chartered bank whereby the bank agreed to provide Pengrowth with the Bridge Credit Facility in the amount of $1.0375 billion for the purpose of funding the ConocoPhillips Acquisition. The facility is available by way of a one time advance no later than January 19, 2007. Amounts drawn are non-revolving. Amounts drawn on the facility bear interest at the same rate as under Pengrowth’s $950 million syndicated facility, which bears interest at approximately 5.5%. The total outstanding amount under the Bridge Credit Facility matures and becomes due and payable 12 months from the closing of the ConocoPhillips Acquisition. To the extent not required to be applied against Pengrowth’s syndicated facility, the proceeds of all issuances of Trust Units or other equity (including convertible debentures), the proceeds of all issuances of public or private debt, reductions in the purchase price of the CP Assets and the net proceeds of any asset dispositions following the closing of the ConocoPhillips Acquisition will reduce the Bridge Credit Facility. The commitment letter agreement contemplates that the Bridge Credit Facility will be documented by a credit agreement substantially similar to Pengrowth’s existing $950 million syndicated credit facility. The agreement will contain customary representations, warranties, and covenants, including financial covenants consistent with Pengrowth’s syndicated facility.

USE OF PROCEEDS

Our estimated net proceeds from the sale of the 21,100,000 Trust Units offered by this Prospectus Supplement, after deducting the Underwriters’ fee of $20,045,000 and expenses of this offering estimated to be $1,500,000 will be approximately $379,355,000. If the Over-Allotment Option is exercised in full, the Underwriters’ fee will be $23,051,750 and the net proceeds to us after expenses will be approximately $436,483,250. We will use the net proceeds to finance a portion of the purchase price of the ConocoPhillips Acquisition. In the interim, such net proceeds will be invested, used for general corporate or trust purposes or used to reduce outstanding indebtedness. See “Recent Developments”. We believe that the ConocoPhillips Acquisition will be completed as described in this Prospectus Supplement. However, if contrary to Pengrowth’s expectation the ConocoPhillips Acquisition is not completed for any reason, such net proceeds would be used to repay indebtedness, to fund capital expenditures and for general corporate or trust purposes. See “Consolidated Capitalization” and “Relationship between the Trust and the Underwriters” and “Risk Factors — If the ConocoPhillips Acquisition is not consummated, the Trust may not be able to identify alternate uses of proceeds of this offering that will enable it to sustain distributions at anticipated levels.”

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated capitalization as at September 30, 2006: (i) on an actual basis; (ii) as adjusted to give effect to the business combination with Esprit (which closed on October 2, 2006); and (iii) as further adjusted to give effect to the ConocoPhillips Acquisition, and the offering of Trust Units pursuant to this Prospectus Supplement (assuming no exercise of the Over-Allotment Option) and the application of the net proceeds of this offering as described under “Use of Proceeds”. You should read this table together with our unaudited comparative consolidated financial statements for the period ended September 30, 2006, which are incorporated by reference in the Prospectus. See Schedule “B” to this Prospectus Supplement.

					Outstanding as at
					September 30, 2006
			Outstanding as at		after giving effect to the
			September 30, 2006		business combination
			after giving effect to the		with Esprit, the
	Outstanding as at		business combination		ConocoPhillips Acquisition
	September 30, 2006		with Esprit		and this offering
	(unaudited)		(unaudited)		(unaudited)(1)
	(Tabular amounts in 000s except numbers of trust units)

Revolving Credit Facility(2)(3)	$132,000		$419,470		$419,470
Bridge Credit Facility(4)	$—		$—		$658,145
Convertible Debentures(5)	$—		$96,295		$96,295
Long-term Debt	$327,910		$327,910		$327,910
trust units(5)(6)(7)(8)(9)	$3,040,038		$3,935,982		$4,315,337
	(184,459,239 trust units	)	(219,184,396 trust units	)	(240,284,396 trust units	)

Notes:

(1)	This table does not reflect the application of proceeds, if any, from Pengrowth’s planned asset rationalization program. See “Recent Developments — Asset Rationalization Program”.

(2)	Our operating bank loans consist of: (i) a syndicated $950 million extendible revolving term credit facility; and (ii) a $35 million demand operating line of credit for working capital purposes. Proceeds from this offering may be used to retire a portion of this indebtedness. For details, see “Use of Proceeds” and “Relationship between the Trust and the Underwriters” herein and “Material Debt” in the Prospectus.

(3)	Upon the closing of the business combination with Esprit on October 2, 2006, we utilized our credit facilities to repay all amounts owing under Esprit’s credit facility, being in the aggregate $315 million.

(4)	The purchase price of the ConocoPhillips Acquisition of Cdn $1.0375 billion will be partially financed from the net proceeds of this offering, with the remainder of the purchase price to be financed through a Bridge Credit Facility to be provided by a Canadian chartered bank. Amounts drawn on the Bridge Credit Facility bear interest at approximately 5.5%. The Bridge Credit Facility is not secured on any assets of Pengrowth, but Pengrowth is required to use proceeds of any financing or asset dispositions, including the asset realization program described under “Recent Developments — Asset Rationalization Program”, to repay such facility. See “Recent Developments — Bridge Credit Facility”.

(5)	Upon the closing of the business combination with Esprit, we assumed the obligations outstanding pursuant to Esprit’s $96 million aggregate principal amount of 6.5% convertible unsecured subordinated debentures due 2010. On November 1, 2006, we made an offer, in accordance with the terms of the indenture relating to such debentures, to all of the holders thereof to purchase all outstanding debentures at a purchase price in cash equal to 101% of the principal amount thereof. In the event that none of the debentures are tendered pursuant to the offer, these debentures will be convertible, at the option of the holders thereof, into approximately 3,750,000 Trust Units.

(6)	Our estimated net proceeds from the sale of the 21,100,000 Trust Units offered by this Prospectus Supplement, after deducting the Underwriters’ fee of $20,045,000 and expenses of this offering estimated to be $1,500,000, will be approximately $379,355,000 (assuming that the Over-Allotment Option is not exercised).

(7)	On July 27, 2006, we consolidated our issued and outstanding Class A trust units and Class B trust units into a single class of trust units, referred to herein as “Trust Units”. Pursuant to this consolidation, all issued and outstanding Class B trust units were renamed as “Trust Units”, all issued and outstanding unclassified trust units were converted to Trust Units and all issued and outstanding Class A trust units were converted to Trust Units, except for Class A trust units for which a declaration of Canadian residency was provided. As at October 31, 2006, we had 219,290,325 Trust Units issued and outstanding and 12,968 Class A trust units issued and outstanding.

(8)	Does not include 3,165,000 Trust Units which may be issued pursuant to the Over-Allotment Option. See “Plan of Distribution”. In the event of the exercise in full of the Over-Allotment Option, the number of issued and outstanding Trust Units will increase to 243,449,396 Trust Units.

(9)	Includes 34,725,157 Trust Units issued to holders of Esprit trust units pursuant to our business combination with Esprit.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an agreement dated December 1, 2006 (the “Underwriting Agreement”) among us and each of the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase on the Closing Date, 21,100,000 Trust Units offered under this Prospectus Supplement at a price of $19.00 per Trust Unit payable to us against delivery of certificates representing the Trust Units. We have also granted an Over-Allotment Option to the Underwriters, exercisable in whole or in part for a period of 30 days from the Closing Date, to purchase, on a pro rata basis, up to an additional 3,165,000 Trust Units on the same terms. The Underwriters will be responsible for the payment of the January 15, 2007 distribution on any Trust Units issued pursuant to the Over-Allotment Option in the event the Over-Allotment Option is exercised after the record date therefor and all responsibility for the payment of such distributions will be for the account of the Underwriters. The obligations of the Underwriters, under the Underwriting Agreement, are several and not joint and several and may be terminated on the occurrence of certain stated events. Under the Underwriting Agreement, we shall not be obliged to sell to the Underwriters, nor shall the Underwriters be obliged to purchase, less than all of the Trust Units that the Underwriters have agreed to purchase. The Underwriters are, however, obligated to take up and pay for all such Trust Units if any of the Trust Units are purchased under the Underwriting Agreement.

We have agreed to indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities, including liabilities under U.S. securities laws and Canadian securities laws or to contribute to payments the Underwriters may be required to make because of any of these liabilities.

The offering price of the Trust Units was determined by negotiation between us and the Underwriters. We have agreed to pay a fee to the Underwriters in the amount of $0.95 per Trust Unit purchased under this offering. Assuming no exercise of the Over-Allotment Option, the Underwriters’ fee will be $20,045,000 and the net proceeds to us will be $380,855,000 (before deducting the expenses of this offering estimated to be approximately $1,500,000). In the event the Over-Allotment Option is exercised in full, the Underwriters’ fee will be $23,051,750 and the net proceeds to us will be $437,983,250 (before deducting the expenses of this offering estimated to be approximately $1,500,000).

The public offering price for the Trust Units offered in Canada and in the United States is payable in Canadian dollars only.

Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Trust Units at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The rules of the SEC may limit the ability of the Underwriters to bid for or purchase Trust Units before the distribution of the Trust Units if the offering is completed. However, the Underwriters may engage in the following activities in accordance with these rules:

•	Stabilizing transactions permit bids to purchase the Trust Units so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the Underwriters of Trust Units in excess of the number of Trust Units the Underwriters are obligated to purchase, which creates a syndicate short position. The Underwriters may close out any short position by purchasing Trust Units in the open market.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Trust Units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Trust Units, and may cause the price of the Trust Units to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Trust Units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.

We have agreed that, subject to certain exceptions, we shall not issue or agree to issue any equity securities or other securities convertible into, or exchangeable for, equity securities prior to 90 days after the Closing Date without the prior consent of RBC Dominion Securities Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.

The TSX has conditionally approved the listing of the Trust Units offered by this Prospectus Supplement. Listing will be subject to our fulfillment of all the listing requirements of the TSX on or before February 26, 2007.

This offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The Trust Units will be offered in the United States or Canada through the Underwriters either directly or, if applicable, through their respective U.S. or Canadian registered broker-dealer affiliates.

We expect that delivery of the Trust Units will be made against payment therefor on or about December 8, 2006, which will be the fifth business day following the pricing of the Trust Units (such settlement date being referred to as “T+5”). Rule 15c6-1 under the United States Securities Exchange Act of 1934 requires that trades in the secondary market settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of Trust Units who wish to trade Trust Units on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Trust Units will initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Trust Units who wish to trade Trust Units on the date of pricing or the next two succeeding business days should consult their own advisor.

Certain Underwriters and their affiliates have performed, and may in the future perform, various underwriting, financial advisory, investment banking, commercial lending and other services in the ordinary course of business with us and our affiliates for which they receive or will receive customary compensation. See “Relationship between the Trust and the Underwriters”.

RELATIONSHIP BETWEEN THE TRUST AND THE UNDERWRITERS

Each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and FirstEnergy Capital Corp. is a subsidiary or an affiliate of a Canadian chartered bank (the “Banks”) which is one of our lenders and to which we are currently indebted. In addition, in connection with the financing of the ConocoPhillips Acquisition, each of the banks is expected to be a lender under the Bridge Credit Facility. See “Recent Developments — Bridge Credit Facility.” Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. The decision to offer the Trust Units and the determination of the terms of the offering were made through negotiations between us and RBC Dominion Securities Inc., on behalf of the Underwriters. The Banks did not have any involvement in such decisions or determination; however, the Banks have been advised of the offering and the terms thereof. The net proceeds from this offering may be used to reduce our indebtedness to the Banks. See “Use of Proceeds” and “Consolidated Capitalization”.

ELIGIBILITY FOR INVESTMENT

In the opinion of our counsel, Bennett Jones LLP, and in the opinion of Fraser Milner Casgrain LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof and subject to the qualifications and assumptions discussed under the heading “Certain Canadian Income Tax Considerations” in the accompanying Prospectus, the Trust Units offered hereby, on the Closing Date, will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for the plans referred to above. Adverse tax consequences may apply to such a plan, or an annuitant thereunder, if such a plan acquires or holds property that is not a qualified investment. Although the October 31 Proposals will not modify the eligibility for investment of the Trust Units for the above-noted plans, it is expected that the October 31 Proposals will reduce the amount of distributions on the Trust Units received by such plans commencing in 2011.

LEGAL MATTERS

Certain legal matters relating to Canadian law will be passed upon on our behalf by Bennett Jones LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. Certain legal matters relating to United States law will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton and Garrison LLP and on behalf of the Underwriters by Vinson & Elkins L.L.P.

INTEREST OF EXPERTS

As of the date hereof, the partners and associates of Bennett Jones LLP and Fraser Milner Casgrain LLP, each as a group, own beneficially, directly or indirectly, less than 1% of the outstanding Trust Units and Class A trust units, in the aggregate.

The schedule of revenue, royalties and operating expenses for the CP Assets for the years ended December 31, 2005 and 2004, which is attached as Schedule “A” to this Prospectus Supplement, has been audited by Ernst & Young LLP, independent auditors of ConocoPhillips Canada, as indicated in their report dated November 2, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

Information relating to the reserves relating to the CP Assets and our reserves (other than the reserves information relating to Trifecta Resources Inc.) included herein under “Recent Developments — ConocoPhillips Acquisition” and in the schedules to this Prospectus Supplement was calculated based on an evaluation of, and reports on, the crude oil and natural gas reserves conducted and prepared by GLJ, independent qualified reserves evaluators. Information relating to the reserves of Trifecta Resources Inc. included in the schedules to this Prospectus Supplement was calculated based on an evaluation of, and reports on, the crude oil and natural gas reserves conducted and prepared by Sproule, independent qualified reserves evaluators. As of the date hereof, the directors and officers of GLJ and Sproule, each as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Trust Units and Class A trust units, in the aggregate.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission, or in some jurisdictions, damages if the Prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITOR’S CONSENT

Consent of Ernst & Young LLP

We have read the prospectus supplement to the short form base shelf prospectus dated September 15, 2006 of Pengrowth Energy Trust (the “Trust”) dated December 1, 2006 (the “Prospectus”) related to the sale and issuance of Trust Units of the Trust. We have complied with generally accepted standards for an auditors’ involvement with offering documents.

We consent to the inclusion in the above mentioned Prospectus of our report to the board of directors of ConocoPhillips Canada (“ConocoPhillips”) on the schedules of revenue, royalties and operating expenses for the properties currently being offered for sale by ConocoPhillips for the years ended December 31, 2005 and 2004. Our report is dated November 2, 2006.

(signed) “Ernst & Young LLP”
Chartered Accountants
Calgary, Canada
December 1, 2006

CERTIFICATES OF PENGROWTH

Dated: December 1, 2006

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

Pengrowth Energy Trust
By: Pengrowth Corporation as Administrator

(signed) “James S. Kinnear” James S. Kinnear President and Chief Executive Officer	(signed) “Christopher G. Webster” Christopher G. Webster Chief Financial Officer

On behalf of the Board of Directors

(signed) “Thomas A. Cumming” Thomas A. Cumming Director	(signed) “Wayne K. Foo” Wayne K. Foo Director

By: Pengrowth Management Limited, as Manager

(signed) “James S. Kinnear” James S. Kinnear President	(signed) “Gordon M. Anderson” Gordon M. Anderson Vice President, Financial Services in the capacity of Chief Financial Officer

On behalf of the Board of Directors

(signed) “James S. Kinnear”
James S. Kinnear
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: December 1, 2006

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC Dominion Securities Inc.

By: (Signed) Gordon M. Ritchie

BMO Nesbitt Burns Inc.

By: (Signed) Eric L. Toews

CIBC World Markets Inc.

By: (Signed) Brenda A. Mason

Scotia Capital Inc.

By: (Signed) Craig M. Langpap

National Bank Financial Inc. By: (Signed) Robert B. Wonnacott	TD Securities Inc. By: (Signed) Alec W.G. Clark

Merrill Lynch Canada Inc.

By: (Signed) Aaron Papps

HSBC Securities (Canada) Inc.

By: (Signed) Rod A. McIsaac

Canaccord Capital Corporation By: (Signed) Karl B. Staddon	Raymond James Ltd. By: (Signed) Edward J. Bereznicki

Sprott Securities Inc. By: (Signed) Brian K. Petersen	Dundee Securities Corporation By: (Signed) Sheldon McDonough

FirstEnergy Capital Corp. By: (Signed) Hugh R. Sanderson	Peters & Co. Limited By: (Signed) Bradley P.D. Fedora	Tristone Capital Inc. By: (Signed) Brad Hurtubise

SCHEDULE “A”

Schedules of Revenue, Royalties and Operating Expenses for the CP Assets for the years ended December 31, 2005 and 2004 and the report of the auditors thereon and the nine months ended September 30, 2006, together with the notes thereto

AUDITORS’ REPORT

To the Board of Directors of
  ConocoPhillips Canada

At the request of ConocoPhillips Canada (“ConocoPhillips”), we have audited the Schedules of Revenue, Royalties and Operating Expenses for the properties currently being offered for sale by ConocoPhillips (the “Orion Properties”) for the years ended December 31, 2005 and 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the Schedules of Revenue, Royalties and Operating Expenses present fairly, in all material respects, the revenue, royalties and operating expenses of the Orion Properties for the years ended December 31, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

(signed) “Ernst & Young LLP”
Chartered Accountants
Calgary, Canada

November 2, 2006

ORION PROPERTIES (CP ASSETS)

SCHEDULES OF REVENUE, ROYALTIES
AND OPERATING EXPENSES

	9 months ended		12 Months ended
	September 30		December 31
	2006	2005	2005	2004
	$’000	$’000	$’000	$’000
	(unaudited)

Revenue	312,369	323,737	459,858	381,602
Royalties	48,357	51,340	76,735	64,611

	264,012	272,397	383,123	316,991
Operating Expenses	73,632	74,144	101,737	90,944

Net operating income	190,380	198,253	281,386	226,047

See accompanying notes

NOTES TO THE SCHEDULES OF REVENUE ROYALTIES AND OPERATING EXPENSES
Years ended December 31, 2005 and 2004 (audited) and nine month periods ended
September 30, 2006 and 2005 (unaudited)

1.	BASIS OF PRESENTATION

The Schedules of Revenue, Royalties and Operating Expenses include information relating to the operations of certain oil and gas properties (referred to as the “Orion Properties”) to be acquired by an unnamed Purchaser pursuant to a purchase and sale agreement expected to be executed on or about November 3, 2006. The Orion Properties are comprised of packages of properties in the following areas: West Central Alberta — includes Ante Creek, Goose River and Deer Mountain; Southeast Alberta — includes Bantry and Jenner; Fenn Big Valley; Freefight; Harmattan; Lethbridge and Red Earth — includes Red Earth and Talbot.

The schedules, prepared from records supplied by the vendor, include only revenue, royalties and operating expenses directly related to the Orion Properties. The schedules do not include any provision for the depletion, depreciation and amortizations, asset retirement costs, future capital costs, impairment of unevaluated properties, foreign exchange gain (loss), and administrative costs for the Orion Properties, since the Orion Properties form only a part of the consolidated operations of the vendor.

2.	SIGNIFICANT ACCOUNTING POLICIES

     Joint Operations

Substantially all of the Orion Properties are operated through joint ventures. The schedules reflect only the vendor’s proportionate interest in the properties acquired by the Purchaser.

     Revenue Recognition

Revenue is recorded when the product is delivered and the title passes to an external party. Natural gas revenue is recorded based on a combination of market-based contracts and longer-term dedicated sales contracts specific to the Orion Properties.

     Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

     Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating, compression and mainline transportation to the point of sale where applicable.

SCHEDULE “B”

PENGROWTH PRO FORMA FINANCIAL STATEMENTS
AFTER GIVING EFFECT TO THE CONOCOPHILLIPS ACQUISITION,
THE STRATEGIC BUSINESS COMBINATION WITH ESPRIT AND THIS OFFERING

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors of Pengrowth Corporation, as Administrator of Pengrowth Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Pengrowth Energy Trust as at September 30, 2006 and unaudited pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.	Compared the figures in the columns captioned “Pengrowth Energy Trust” to the unaudited consolidated financial statements of the Trust as at September 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of the Trust for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Esprit Energy Trust” to the unaudited consolidated financial statements of Esprit Energy Trust as at September 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of Esprit Energy Trust for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Compared the figures in the columns captioned “ConocoPhillips Properties” to the unaudited schedules of revenue, royalties and operating expenses for the properties currently being offered for sale by ConocoPhillips for the nine months ended September 30, 2006, and the audited schedules of revenue, royalties and operating expenses for the properties currently being offered for sale by ConocoPhillips for the year ended December 31, 2005, respectively, and found them to be in agreement.

4.	Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

5.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Pengrowth Energy Trust”, “Esprit Energy Trust” and “ConocoPhillips Properties”, “Esprit Adjustments”, “ConocoPhillips Adjustments” and “Other Adjustments”, as applicable, as at September 30, 2006 and for the nine months then ended, and for the year ended December 31, 2005, and found the amounts in the column captioned “Pro Forma Pengrowth Energy Trust” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance.

The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

signed “KPMG LLP”
Chartered Accountants
Calgary, Canada

December 1, 2006

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

signed “KPMG LLP”
Chartered Accountants
Calgary, Canada

December 1, 2006

Pengrowth Energy Trust

Pro Forma Consolidated Balance Sheet
As at September 30, 2006
(stated in thousands of dollars)
(Unaudited)

	Pengrowth	Esprit						Pro Forma
	Energy	Energy	Esprit	ConocoPhillips	Other			Pengrowth
	Trust	Trust	Adjustments	Adjustments	Adjustments			Energy Trust

ASSETS
CURRENT ASSETS
Cash	$928	$—						$928
Accounts receivable	105,116	37,145						142,261

	106,044	37,145						143,189
UNREALIZED MARK-TO-MARKET GAIN ON COMMODITY CONTRACTS	16,637	—	$10,601			2	(d)	27,238
OTHER ASSETS	19,434	3,386	(3,386)			2	(d)	19,434
LONG TERM INVESTMENTS	26,990	—	(19,990)			2	(d)	7,000
GOODWILL	315,666	175,494	(39,327)	$183,053		2	(d)(f)	634,886
PROPERTY, PLANT AND EQUIPMENT	2,556,802	842,061	527,852	1,251,144		2	(d)(f)	5,177,859

	$3,041,573	$1,058,086						$6,009,606

LIABILITIES AND UNITHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$124,600	$39,912	$37,409	$5,000		2	(d)(f)	$206,921
Distributions payable to unitholders	92,252	10,055						102,307
Due to Pengrowth Management Limited	4,418	—						4,418
Other liabilities	24,573	—						24,573

	245,843	49,967						338,219
CONTRACT LIABILITIES	9,683	—						9,683
CONVERTIBLE DEBENTURES	—	94,134	2,161			2	(d)(e)	96,295
LONG-TERM DEBT	459,910	287,470		1,037,500	(379,355)	2	(f)(g)(h)	1,405,525
ASSET RETIREMENT OBLIGATIONS	229,793	26,395	11,412	95,221		2	(d)(f)	362,821
FUTURE INCOME TAXES	207,979	127,724	1,015	296,476		2	(d)(f)	633,194

	1,153,208	585,690						2,845,737

TRUST UNITHOLDERS’ EQUITY

Trust Unitholders’ capital	3,040,038	628,015	267,929		379,355	2	(d)(h)	4,315,337
Contributed surplus	5,393	10,853	(10,853)			2	(d)	5,393
Equity component of convertible debentures	—	2,088	(1,883)			2	(d)(e)	205
Deficit	(1,157,066)	(168,560)	168,560			2	(d)	(1,157,066)

	1,888,365	472,396						3,163,869

	$3,041,573	$1,058,086						$6,009,606

See accompanying Notes to Pro Forma Consolidated Financial Statements.

Pengrowth Energy Trust

Pro Forma Consolidated Statement of Income
Nine Months Ended September 30, 2006
(stated in thousands of dollars)
(Unaudited)

								Pro Forma
	Pengrowth	Esprit Energy	ConocoPhillips	Esprit	ConocoPhillips	Other		Pengrowth
	Energy Trust	Trust	Properties	Adjustments	Adjustments	Adjustments		Energy Trust

REVENUES
Oil and gas sales	$863,185	$244,277	$312,369					$1,419,831
Processing and other income	10,524	—	—					10,524
Royalties, net of incentives	(168,435)	(55,742)	(48,357)	(375)			3(a)	(272,909)

	705,274	188,535	264,012					1,157,446
Interest and other income	2,085	1,343	—					3,428

NET REVENUE	707,359	189,878	264,012					1,160,874
EXPENSES
Operating	170,768	42,872	73,632					287,272
Transportation	5,299	1,845						7,144
Amortization of injectants for miscible floods	25,263	—						25,263
Interest	19,340	12,568		217	28,598		3(c)	60,723
General and administrative	25,246	18,001						43,247
Management fee	10,557	—						10,557
Foreign exchange gain	(8,997)	—						(8,997)
Depletion and depreciation	222,396	79,891		51,335	118,062	7,048	3(b)	478,732
Accretion	11,721	1,319		949	5,713		3(e)	19,702
Unrealized gain on commodity contracts	(16,637)	—						(16,637)
Other expenses	6,142	—	—					6,142

	471,098	156,496	73,632					913,148

NET INCOME BEFORE TAXES AND NON CONTROLLING INTEREST	236,261	33,382	190,380					247,726
INCOME TAX EXPENSE
Capital	11	569	—					580
Future (reduction)	(22,743)	(20,012)	—	(15,120)	9,870		3(d)	(48,005)

	(22,732)	(19,443)	—					(47,425)

NET INCOME BEFORE NON-CONTROLLING INTEREST	258,993	52,825	190,380					295,151
NON-CONTROLLING INTEREST	—	465	—	(465)			3(g)	—

NET INCOME	$258,993	$52,360	$190,380					$295,151

NET INCOME PER TRUST UNIT
Basic	$1.61	$0.79					4	$1.36

Diluted	$1.60	$0.77					4	$1.35

See accompanying Notes to Pro Forma Consolidated Financial Statements.

Pengrowth Energy Trust

Pro Forma Consolidated Statement of Income
Year Ended December 31, 2005
(stated in thousands of dollars)
(Unaudited)

								Pro Forma
	Pengrowth	Esprit Energy	ConocoPhillips	Esprit	ConocoPhillips	Other		Pengrowth Energy
	Energy Trust	Trust	Properties	Adjustments	Adjustments	Adjustments		Trust

REVENUES
Oil and gas sales	$1,151,510	$290,283	$459,858					$1,901,651
Processing and other income	15,091	—	—					15,091
Royalties, net of incentives	(213,863)	(67,645)	(76,735)	(500)			3(a)	(358,743)

	952,738	222,638	383,123					1,557,999
Interest and other income	2,596	—	—					2,596

NET REVENUE	955,334	222,638	383,123					1,560,595
EXPENSES
Operating	218,115	47,149	101,737					367,001
Transportation	7,891	2,449	—					10,340
Amortization of injectants for miscible floods	24,393	—	—					24,393
Interest	21,642	8,340	—	290	38,131		3(c)	68,403
General and administrative	30,272	10,690	—					40,962
Plan of Arrangement and other	—	849	—					849
Management fee	15,961	—	—					15,961
Foreign exchange gain	(6,966)	—	—					(6,966)
Depletion and depreciation	284,989	74,784	—	60,878	136,708	24,233	3(b)	581,592
Accretion	14,162	1,198	—	1,827	7,618		3(e)	24,805

	610,459	145,459	101,737					1,127,340

NET INCOME BEFORE TAXES AND NON CONTROLLING INTEREST	344,875	77,179	281,386					433,255
INCOME TAX EXPENSE
Capital	6,273	1,121	—					7,394
Future (reduction)	12,276	(822)	—	(18,120)	26,280		3(d)	19,614

	18,549	299	—					27,008
NET INCOME BEFORE NON CONTROLLING INTEREST	326,326	76,880	281,386					406,247
NON CONTROLLING INTEREST	—	2,428	—	(2,428)			3(g)	—

NET INCOME	$326,326	$74,452	$281,386					$406,247

NET INCOME PER TRUST UNIT
Basic	$2.08	$1.31					4	$1.91

Diluted	$2.07	$1.28					4	$1.88

See accompanying Notes to Pro Forma Consolidated Financial Statements.

Pengrowth Energy Trust

Notes To Pro Forma Consolidated Financial Statements
(Unaudited)
As at and for the nine months ended September 30, 2006 and for the year ended December 31, 2005
(Tabular amounts are stated in thousands of dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2006 and the pro forma consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005 have been prepared for inclusion in the prospectus supplement relating to the offering of trust units of Pengrowth Energy Trust (Pengrowth).

On October 2, 2006 Pengrowth and Esprit Energy Trust (Esprit) completed the previously announced business combination (the “Esprit Combination”). As a result of the combination, approximately 35,514,327 Pengrowth trust units were issued to Esprit unitholders, including 789,170 Pengrowth trust units issued to Pengrowth Corporation which were exchanged with and immediately cancelled by Pengrowth. Esprit became a wholly owned subsidiary of Pengrowth on October 2, 2006.

On November 28, 2006 Pengrowth and Burlington Resources Canada Ltd. (Burlington), a wholly-owned subsidiary of ConocoPhillips, entered into a share purchase and sale agreement whereby Pengrowth will acquire all the issued and outstanding shares of various companies owned by Burlington which have interests in oil and natural gas assets in Alberta and Saskatchewan (CP Assets) for consideration of $1.0 billion.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the transaction and assumptions described herein as if they occurred as at the date of the balance sheet. The pro forma consolidated statements of income give effect to the transactions and assumptions described herein as if they occurred at the beginning of the respective periods. In the opinion of management, the pro forma consolidated financial statements include all the necessary adjustments for the fair presentation of the ongoing entity. In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the possible operating synergies and administrative cost savings that could result from combining the operations of Pengrowth, Esprit and the CP Assets. The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The accounting principles used in the preparation of the pro forma consolidated financial statements are consistent with those used in the unaudited interim consolidated financial statements of Pengrowth as at and for the nine months ended September 30, 2006 and the audited consolidated financial statements of Pengrowth as at and for the year ended December 31, 2005. The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the audited consolidated financial statements of Esprit and Pengrowth as at and for the year ended December 31, 2005 , the audited schedule of revenue, royalties and operating costs of the CP Assets for the year ended December 31, 2005, the unaudited consolidated financial statements of Esprit and Pengrowth as at and for the nine months ended September 30, 2006 and the unaudited schedule of revenue, royalties and operating costs of the CP Assets for the nine months ended September 30, 2006.

2.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (AS AT SEPTEMBER 30, 2006)

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, assumptions and adjustments:

(a) Through the Esprit Combination, the assets of Esprit were acquired by Pengrowth on the basis of 0.53 units of Pengrowth for each Esprit unit.

(b) For the purposes of the purchase price determination for Esprit, Pengrowth has used a unit price of $25.80 per unit, being the weighted average market price of Pengrowth Trust Units on the five days surrounding the announcement of the Esprit Combination.

(c) On September 30, 2006 Esprit had approximately 67,008,164 Trust Units outstanding, including 1,489,000 Esprit units held by Pengrowth. Pengrowth issued approximately 35,514,327 trust units to Esprit unitholders on October 2, 2006, including approximately 789,170 units issued to Pengrowth and immediately cancelled.

(d) The Esprit transaction has been accounted for using the purchase price method with the allocation as follows:

Consideration:
Pengrowth trust units issued	$895,944
Esprit units purchased for cash	19,990
Acquisition costs	5,042

$920,976

Allocated as follows:
Property, plant and equipment	$1,369,913
Goodwill	136,167
Deferred hedging gain	10,601
Bank debt	(287,470)
Convertible debentures	(96,500)
Asset retirement obligations	(37,807)
Future income taxes	(128,739)
Working capital acquired, including liabilities incurred by Esprit prior to closing of $32,367	(45,189)

$920,976

The allocation of the purchase price is based on preliminary estimates of fair value and may be revised as additional information becomes available.

(e) The convertible debentures, including the equity component for the conversion feature, have been recorded at their estimated fair value.

(f) The ConocoPhillips transaction has been accounted for using the purchase price method with the allocation as follows:

Consideration:
Cash	$1,037,500
Acquisition Costs	5,000

$1,042,500

Allocated as follows:
Property, plant and equipment	$1,251,144
Goodwill	183,053
Asset retirement obligations	(95,221)
Future income taxes	(296,476)

$1,042,500

The allocation of the purchase price is based on preliminary estimates of fair value and may be revised as additional information becomes available.

(g) The acquisition will be financed through a bridge credit facility with the net proceeds from the issuance of trust units pursuant to the prospectus supplement (note 2(h)) used to reduce the amount of borrowings under the bridge credit facility.

(h) The issuance of 21.1 million trust units under the prospectus supplement at $19.00 per trust unit for consideration of $379 million (net of underwriters’ fees and issue costs of approximately $22 million). Pengrowth has also granted to the underwriters an over-allotment option to purchase up to an additional 3.2 million trust units for total gross proceeds of $60 million. If exercised, trust unitholders’ capital would be increased, and long-term debt decreased, by $57 million net of underwriters’ fees.

3.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND THE YEAR ENDED DECEMBER 31, 2005)

The unaudited pro forma consolidated statements of income for the nine month period ended September 30, 2006 and for the year ended December 31, 2005 give effect to the transactions and adjustments referred to in note 2 effective January 1, 2006 and January 1, 2005 respectively, and the following:

(a) Pengrowth has claimed the maximum credit available under the Alberta Royalty Tax Credit (“ARTC”) program; therefore, royalties have been adjusted to remove ARTC claimed by Esprit.

(b) Depletion and depreciation expense has been increased to reflect the pro forma adjustment to the carrying value of property, plant and equipment and other assets. The depletion rate has been adjusted based on the combined reserves and production of Pengrowth, Esprit and the CP Assets.

(c) Interest expense has been increased to reflect the additional interest on the $658 million of debt incurred to finance the acquisition of the CP Assets.

(d) The provision for future income taxes has been decreased to give effect to the pro forma adjustments.

(e) The accretion expense has been increased to reflect the additional asset retirement obligations from the acquisitions of Esprit and the CP assets. Pengrowth has estimated the net present value of the consolidated pro forma asset retirement obligations at $363 million, based on a total future liability of $1,193 million, in current dollars.

(f) As described in note 2, the allocation of the purchase price is based on preliminary estimates of fair value and may be revised as additional information becomes available. For purposes of preparing the unaudited pro forma consolidated statement of income, no assumptions were made in testing for impairment of goodwill.

(g) In conjunction with the Esprit Combination, the exchangeable shares of Esprit were exchanged for Esprit trust units prior to the combination. As a result, there are no non-controlling interest holders in Esprit’s subsidiaries.

4.	PRO FORMA TRUST UNITS OUTSTANDING

	Number of Weighted Average
	Trust Units
For the nine months ended September 30, 2006	Basic	Diluted

Trust units held by Pengrowth unitholders	160,753	161,401
Pengrowth trust units issued to Esprit unitholders	34,725	34,725
Pengrowth trust units issuable on conversion of convertible debt	—	3,750
Pengrowth trust units pursuant to prospectus supplement	21,100	21,100

	216,578	220,976

	Number of Weighted Average
	Trust Units
For the year ended December 31, 2005	Basic	Diluted

Trust units held by Pengrowth unitholders	157,127	157,914
Pengrowth trust units issued to former Esprit unitholders	34,725	34,725
Pengrowth trust units issuable on conversion of convertible debt	—	3,750
Pengrowth trust units pursuant to prospectus supplement	21,100	21,100

	212,952	217,489

In calculating diluted net income per unit, interest and accretion on convertible debentures of $4.7 million was added back to net income for the nine months ended September 30, 2006 and interest and accretion on convertible debentures of $2.9 million was added back to net income for the year ended December 31, 2005.

5.	APPLICATION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The application of United Stated generally accepted accounting principles (“US GAAP”) would have the following effect on the pro forma consolidated statements of income:

	Pro Forma
	September 30, 2006	December 31, 2005

Net Income per pro forma statement of income	$295,151	$406,247
Net income adjustments under US GAAP(1)	29,131	15,087

Net Income under US GAAP	$324,282	$421,334
Other comprehensive income adjustments under US GAAP(1)	18,854	(25,470)

Net income and comprehensive income under US GAAP	$343,136	$395,864

Note:

(1)	These adjustments reflect those made in the September 30, 2006 and December 31, 2005 US GAAP reconciliation of Pengrowth and, where applicable, Esprit. There are no difference between Canadian GAAP and US GAAP as it pertains to the schedules of revenue, royalties and operating costs of the CP Assets.

The application of US GAAP would have the following effect on the pro forma consolidated balance sheet, as at September 30, 2006:

	Pro Forma	Increase	Pro Forma
	Cdn GAAP	(Decrease)(1)	US GAAP

ASSETS
Accounts receivable	$142,261	$212	$142,473
Current portion of unrealized foreign exchange gain	—	457	457
Other assets	19,434	(159)	19,275
Property, plant and equipment	5,177,859	(175,546)	5,002,313
LIABILITIES
Current portion of unrealized hedging loss	—	1,800	1,800
Convertible debentures	96,295	205	96,500
TRUST UNITHOLDERS’ EQUITY
Accumulated other comprehensive income	—	701	701
Equity component of convertible debentures	205	(205)	—
Deficit	(1,157,066)	177,537	(979,529)

Note:

(1)	These adjustments reflect those made in the September 30, 2006 US GAAP reconciliation of Pengrowth and, where applicable, Esprit.

SCHEDULE “C”

PENGROWTH BASE UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,585	55,077	9,465	8,462	529.4	414.6
Proved Developed Non-Producing	425	358	74	63	34.4	26.9
Proved Undeveloped	19,737	16,104	1,589	1,336	59.3	44.6

Total Proved Reserves	84,747	71,539	11,128	9,861	623.1	486.1
Probable Reserves	27,541	22,677	3,244	2,809	200.4	154.9

Total Proved Plus Probable Reserves	112,287	94,215	14,372	12,670	823.6	641.1

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,272	13,737	181,555	146,373
Proved Developed Non-Producing	753	524	6,993	5,434
Proved Undeveloped	2,866	2,020	34,074	26,896

Total Proved Reserves	22,890	16,281	222,623	178,702
Probable Reserves	6,659	4,774	70,874	55,954

Total Proved Plus Probable Reserves	29,550	21,055	293,497	234,657

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	4,555.9	3,427.8	2,781.8	2,364.5	2,071.7
Proved Developed Non-Producing	184.9	143.0	117.8	100.8	88.4
Proved Undeveloped	870.6	602.8	444.1	341.6	271.0

Total Proved Reserves	5,611.4	4,173.5	3,343.7	2,806.8	2,431.1
Probable Reserves	1,943.7	1,156.3	798.7	601.8	478.6

Total Proved Plus Probable Reserves	7,555.1	5,329.8	4,142.5	3,408.6	2,909.7

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

C-1

SCHEDULE “D”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,188	11,897	5,326	4,957	140.6	120.7
Proved Developed Non-Producing	284	246	0	0	2.7	2.1
Proved Undeveloped	1,476	1,112	313	263	21.1	19.1

Total Proved Reserves	14,948	13,255	5,639	5,220	164.4	141.9
Probable Reserves	5,126	4,466	1,575	1,414	41.3	35.7

Total Proved Plus Probable Reserves	20,074	17,722	7,214	6,635	205.7	177.5

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,911	2,058	44,865	39,021
Proved Developed Non-Producing	51	31	786	628
Proved Undeveloped	134	90	5,435	4,650

Total Proved Reserves	3,096	2,179	51,086	44,299
Probable Reserves	778	542	14,365	12,365

Total Proved Plus Probable Reserves	3,874	2,721	65,449	56,664

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	921.6	747.5	632.1	550.3	489.3
Proved Developed Non-Producing	20.3	14.4	11.0	8.8	7.4
Proved Undeveloped	97.3	60.0	39.2	26.4	18.0

Total Proved Reserves	1,039.2	821.8	682.3	585.5	514.7
Probable Reserves	311.1	196.2	137.3	102.8	80.7

Total Proved Plus Probable Reserves	1,350.3	1,018.0	819.6	688.4	595.4

Note:

(1)   Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

D-1

SCHEDULE “E”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	77,773	66,975	14,791	13,419	670.0	535.2
Proved Developed Non-Producing	709	604	74	63	37.1	29.0
Proved Undeveloped	21,213	17,216	1,903	1,599	80.4	63.7

Total Proved Reserves	99,695	84,794	16,767	15,082	787.6	628.0
Probable Reserves	32,667	27,143	4,819	4,223	241.7	190.6

Total Proved Plus Probable Reserves	132,362	111,937	21,587	19,305	1,029.3	818.6

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(2)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	22,183	15,795	226,420	185,394
Proved Developed Non-Producing	804	555	7,780	6,062
Proved Undeveloped	3,000	2,110	39,509	31,546

Total Proved Reserves	25,986	18,460	273,708	223,001
Probable Reserves	7,463	5,344	85,239	68,475

Total Proved Plus Probable Reserves	33,449	23,803	358,944	291,477

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,477.5	4,175.2	3,413.9	2,914.7	2,561.0
Proved Developed Non-Producing	205.2	157.3	128.8	109.6	95.7
Proved Undeveloped	967.9	662.8	483.3	368	289.0

Total Proved Reserves	6,650.6	4,995.3	4,026.0	3,392.4	2,945.8
Probable Reserves	2,254.8	1,352.5	936.0	704.6	559.3

Total Proved Plus Probable Reserves	8,905.4	6,347.8	4,962.0	4,097.0	3,505.1

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

E-1

SCHEDULE “F”

PENGROWTH BASE UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S AND SAL’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,626	55,620	10,047	8,710	528.7	413.9
Proved Developed Non-Producing	463	395	82	70	34.5	27.0
Proved Undeveloped	19,737	16,248	1,787	1,499	59.4	44.7

Total Proved Reserves	84,827	72,263	11,917	10,279	622.6	485.5
Probable Reserves	27,565	23,164	3,186	2,652	200.2	154.8

Total Proved Plus Probable Reserves	112,392	95,428	15,103	12,930	822.8	640.3

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,256	13,714	182,045	147,032
Proved Developed Non-Producing	760	531	7,055	5,487
Proved Undeveloped	2,865	2,019	34,283	27,210

Total Proved Reserves	22,880	16,264	223,386	179,729
Probable Reserves	6,688	4,801	70,809	56,410

Total Proved Plus Probable Reserves	29,569	21,065	294,196	236,138

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,410.1	4,011.4	3,241.5	2,755.1	2,417.8
Proved Developed Non-Producing	203.3	155.6	128.3	110.3	97.2
Proved Undeveloped	1,065.5	727.0	534.9	413.3	330.5

Total Proved Reserves	6,678.9	4,894.0	3,904.7	3,278.7	2,845.6
Probable Reserves	2,497.3	1,402.3	943.4	703.0	557.3

Total Proved Plus Probable Reserves	9,176.2	6,296.2	4,848.1	3,981.7	3,402.9

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

F-1

SCHEDULE “G”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,405	12,095	5,940	5,551	137.8	118.1
Proved Developed Non-Producing	286	247	0	0	2.7	2.1
Proved Undeveloped	1,477	1,113	334	284	21.0	19.1

Total Proved Reserves	15,168	13,455	6,273	5,834	161.5	139.2
Probable Reserves	5,192	4,526	1,639	1,476	40.3	34.8

Total Proved Plus Probable Reserves	20,360	17,981	7,912	7,310	201.8	174.0

			TOTAL OIL
	NATURAL GAS LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,901	2,050	45,214	39,372
Proved Developed Non-Producing	51	32	787	629
Proved Undeveloped	134	90	5,448	4,663

Total Proved Reserves	3,086	2,171	51,449	44,663
Probable Reserves	774	540	14,321	12,334

Total Proved Plus Probable Reserves	3,860	2,711	65,770	56,998

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	1,103.6	900.1	765.2	669.1	597.3
Proved Developed Non-Producing	24.1	16.7	12.7	10.3	8.6
Proved Undeveloped	115.4	71.7	48.2	34.0	24.6

Total Proved Reserves	1,243.2	988.5	826.1	713.4	630.5
Probable Reserves	391.5	242.6	168.6	126.1	99.1

Total Proved Plus Probable Reserves	1,634.6	1,231.1	994.7	839.4	729.6

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

G-1

SCHEDULE “H”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S AND SAL’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	78,031	67,715	15,987	14,261	666.5	532.0
Proved Developed Non-Producing	749	642	82	70	37.2	29.0
Proved Undeveloped	21,214	17,361	2,121	1,783	80.4	63.7

Total Proved Reserves	99,995	85,718	18,190	16,113	784.1	624.8
Probable Reserves	32,757	27,690	4,825	4,128	240.5	1189.5

Total Proved Plus Probable Reserves	132,752	113,409	23,015	20,240	1,024.6	1,814.0

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(2)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	22,157	15,764	227,259	186,403
Proved Developed Non-Producing	811	563	7,842	6,116
Proved Undeveloped	2,999	2,109	39,731	31,873

Total Proved Reserves	25,966	18,435	274,835	224,391
Probable Reserves	7,462	5,341	85,130	68,744

Total Proved Plus Probable Reserves	33,429	23,776	359,966	293,136

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	6,513.8	4,911.5	4,006.7	3,424.2	3,015.1
Proved Developed Non-Producing	227.4	172.3	141.1	120.5	105.8
Proved Undeveloped	1,180.9	798.7	583.0	447.3	355.2

Total Proved Reserves	7,922.0	5,882.5	4,730.8	3,992.1	3,476.1
Probable Reserves	2,888.8	1,644.9	1,112.0	829.1	656.4

Total Proved Plus Probable Reserves	10,810.8	7,527.4	5,842.8	4,821.2	4,132.5

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

H-1

SCHEDULE “I”

PRICING ASSUMPTIONS

SUMMARY OF PRICING ASSUMPTIONS RESERVES INFORMATION
as of October 31, 2006

CONSTANT PRICES AND COSTS

	OIL				NATURAL
	WTI	Edmonton	Cromer	Hardisty	GAS	NGLx(1)
	Cushing	Par Price	Medium	Heavy	AECO Gas			Pentanes	EXCHANGE
YEAR(3)	Oklahoma	40[0] API	29.3[0] API	12[0] API	Price	Propane	Butane	Plus	RATE(2)
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)

2006(4)	58.73	61.72	49.20	25.45	7.21	43.20	52.46	62.07	0.8907

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

(3)	Information provided as at November 1, 2006.

(4)	This forecast represents the constant price forecast used by GLJ.

NYMEX (October 31, 2006) FORWARD STRIP PRICING UNTIL 2011(1)

			LIGHT CRUDE OIL		HEAVY	NGLs
			WTI	Edmonton	CRUDE OIL	AT EDMONTON
	Exchange		Cushing	Par Price	Heavy			Pentanes
Year	Rate	Inflation	Oklahoma	40 API	at Hardisty	Propane	Butane	Plus	Sulphur
	$US/$Cdn	%	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/lt

2006	0.8868	0.0	58.73	65.21	37.96	41.71	48.21	66.46	28.00
2007	0.9037	2.0	64.59	70.48	41.48	45.23	52.23	71.98	18.50
2008	0.9046	2.0	67.46	73.58	44.58	47.08	54.33	75.08	7.00
2009	0.9142	2.0	67.06	72.36	44.61	46.36	53.61	73.86	7.00
2010	0.9254	2.0	65.79	70.12	43.87	44.87	51.87	71.62	8.00
2011	0.9254	2.0	64.58	68.81	44.06	44.06	50.81	70.31	9.50
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

			NATURAL GAS
	Exchange			Sable	Alberta Spot	Alberta Spot
Year	Rate	Inflation	Henry Hub	Plant-gate	Plant-gate	@AECO-C
	$US/$Cdn	%	$US mmbtu	$Cdn/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu

2006	0.8868	0.0	7.53	7.59	7.31	7.52
2007	0.9037	2.0	7.86	8.58	7.82	8.04
2008	0.9046	2.0	8.08	8.09	7.72	7.94
2009	0.9142	2.0	7.75	7.52	7.41	7.62
2010	0.9254	2.0	7.38	6.83	6.81	7.02
2011	0.9254	2.0	6.92	6.60	6.57	6.78
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

Note:

(1)	The strip price forecast has been estimated by GLJ using as a basis the NYMEX futures strip for light sweet crude oil and natural gas for the indicated date. The light sweet crude oil contracts require delivery at Cushing, Oklahoma and the natural gas contracts require delivery to Henry Hub in Louisiana. GLJ uses historically derived differentials to estimate the price at the various points, for the different product types and for the different crude qualities. These prices are applied to the various products to calculate the revenue.

I-1